EXHIBIT 1.2

MediWound Ltd.

First Amendment
to the Amended and Restated Articles of Association

Effective as of June 12, 2014

1.
Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended and Restated Articles of Association of MediWound Ltd. (the "Company"), which were adopted by the Company effective as of March 25, 2014 (the "Articles").

2.	Article 6 of the Articles is hereby amended in its entirely to read as follows:

"6. The authorized share capital of the Company is New Israeli Shekels 322,445.08 divided into 32,244,508 ordinary shares of 0.01 New Israeli Shekel (one Agora) nominal value each (“Ordinary Shares”)."

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